Exhibit 12.1

TELEFLEX, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Three Months Ended			Year Ended December 31,
	March 31, 2013	April 1, 2012	2012	2011	2010	2009	2008

Earnings:
Income (loss) from continuing operations before taxes before adjustment for income or loss from equity investees	$35,368	$(288,111)	$(165,369)	$145,100	$104,590	$159,824	$81,914
Amortization of previously capitalized interest	—	—	—	—	—	9	35
Distributed income of equity investees	—	—	—	—	—	—	310
Capitalized interest	(155)	—	(400)	—	—	—	—
Non-controlling interest income	(201)	(227)	(955)	(1,021)	(861)	(632)	(441)

	$35,012	$(288,338)	$(166,724)	$144,079	$103,729	$159,201	$81,818

Fixed charges:
Interest expense	$10,443	$14,681	$55,149	$57,010	$72,281	$83,952	$116,317
Amortization of debt expense	3,750	3,530	14,416	13,526	7,750	5,511	5,330
Capitalized interest	155	—	400	—	—	—	—
Interest factor in rents	2,221	1,960	8,071	9,977	10,477	11,624	12,134

Total fixed charges	16,569	20,171	78,036	80,513	90,508	101,087	133,781

Earnings and fixed charges	$51,581	$(268,167)	$(88,688)	$224,592	$194,237	$260,288	$215,599

Ratio of earnings to fixed charges	3.1	-13.3	(1.1)	2.8	2.1	2.6	1.6